As filed with the Securities and Exchange Commission
                                               on January 28, 1999


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM N-8B-2



                                File No. 811-09213



  REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS WHICH ARE CURRENTLY ISSUING
                      SECURITIES PURSUANT TO SECTION 8(B)
                      OF THE INVESTMENT COMPANY ACT OF 1940




                            SEPARATE ACCOUNT IPL-1 OF
                    INVESTORS PARTNER LIFE INSURANCE COMPANY
                         (Name of Unit Investment Trust)



                   ______ Not the issuer of periodic payment plan certificates

                     X
                   ______ Issuer of periodic payment plan certificates


                Issuer of periodic payment plan certificates only
                  for purposes of information provided herein.


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                      ORGANIZATION AND GENERAL INFORMATION


1.  (a)      Furnish name of the trust and the Internal Revenue Service Employer
             Identification Number.

             Separate Account IPL-1 of Investors Partner Life Insurance Company (the "Separate Account"). There is no Internal Revenue Service Employer Identification Number.

    (b) Furnish title of each class or series of securities issued by the trust.

             Interests under individual flexible premium variable life insurance policies (the "Policy" or "Policies")

2.       Furnish  name and  principal  business  address  and ZIP code,  and the
         Internal  Revenue  Service  Employer   Identification  Number  of  each
         depositor of the trust.

         Investors Partner Life Insurance Company ("Investors Partner") John Hancock Place
         200 Clarendon Street
         Boston, Massachusetts 02117

         Internal Revenue Service Employer Identification Number: 13-3072894

3. Furnish name and principal business address and ZIP code and Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

         Investors Partner will hold in its own custody all of the securities of the Separate Account.

4.       Furnish  name  and  principal  business  address  and ZIP  code and the
         Internal  Revenue  Service  Employer   Identification  Number  of  each
         principal underwriter currently distributing securities of the trust.

         No Policies are currently being issued. When such distribution commences, John Hancock Funds, Inc. will act as the principal underwriter of the Policies.

         John Hancock Funds, Inc.
         101 Huntington Avenue
         Boston, Massachusetts  02199

         Internal Revenue Service Employer Identification Number: 04-3111116

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5.       Furnish  name of  state  or other  sovereign  power,  the laws of which govern with respect to the organization of the trust.

         Delaware

6.           (a)  Furnish the dates of  execution  and  termination  of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                  The Separate Account was established under Delaware law pursuant to a resolution of the Board of Directors of Investors Partner on September 15, 1998. The resolution will continue in effect until terminated or amended by the Board of Directors of Investors Partner.

             (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

                  Not applicable for the reasons set forth under item 3 which is incorporated herein by reference.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state. [Chart omitted.]

         The name of the Separate Account has never been changed.

8.       State the date on which the fiscal year of the trust ends.

         December 31


Material Litigation

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority.
         Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.



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         No pending litigation or administrative  proceeding,  and no litigation or administrative proceeding known to be contemplated by a governmental authority would have a material effect upon security holders of the Separate Account.


                      II. GENERAL DESCRIPTION OF THE TRUST
                           AND SECURITIES OF THE TRUST

General Information Concerning the Securities of the Trust and the Rights of Holders

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

         (a)      Whether the securities are of the registered or bearer type.

                  The Policies that are to be issued are of the registered type, insofar as the Policies are owned by the person named in the Policy as the Policy owner ("Policy Owner"), and records concerning the Policy Owner are maintained by or on behalf of Investors Partner.

         (b) Whether the securities are of the cumulative or distributive type.

                  The Policies are essentially of the cumulative type, providing no direct distribution of income, dividends or capital gains from investments. Earnings in the Separate Account are reflected in Policy benefits.

         (c) The rights of security holders with respect to withdrawal or redemption.

                  (i) FULL SURRENDER
                  The Policy Owner may surrender the Policy in full at any time. If the Policy Owner does, Investors Partner will pay the Policy Owner the account value, less any Policy loans and less any surrender charge that then applies. This is called the "surrender value." The Policy Owner must return the Policy when the Policy Owner requests a full surrender.

                  (ii) POLICY LOANS
                  The Policy Owner may borrow from the Policy at any time after it has been in effect for 1 year by completing a form satisfactory to Investors Partner or, if the telephone
                  transaction   authorization   form  has  been  completed,   by
                  telephone.

                  The maximum amount the Policy Owner can borrow is determined as follows:
                  - Investors  Partner first determines the account
                    value of the Policy.
                  - Investors  Partner  then  subtracts  12 times  the  monthly charges then being  deducted  from account  value.


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                - Investors Partner then multiplies the resulting number by the ratio of 1 plus the interest rate credited to the special loan account (described below) divided by 1 plus the interest rate charged on the loan.

                  The minimum amount of each loan is $300. The interest charged on any loan is 4.0% in all Policy years. Accrued interest will be added to the loan daily and will bear interest at the same rate as the original loan amount. A loan does not reduce the account value, but the amount of the loan is deducted from the investment options in the proportions the Policy Owner designates (or, in the absence of such a designation, in the same proportion as the account value is then allocated among them) and is placed in a special loan account. This special loan account will earn interest at 3.0% in the first 9 Policy years and 4.0% after that. However, if Investors Partner determines that a loan will be treated as a taxable distribution because of the differential between the loan interest rate and the rate being credited on the special loan account, Investors Partner reserves the right to decrease the rate credited on the special loan account to a rate that would, in its reasonable judgment, result in the transaction being treated as a loan under Federal tax law.

                  The Policy Owner can repay all or part of a loan at any time. Each repayment will be allocated among the investment options as follows:
                  - The same proportionate part of the loan as was borrowed from the fixed investment option will be repaid to the fixed investment option.
                  - The remainder of the repayment will be allocated among the investment options in the proportions the Policy Owner designates (or, in the absence of such a designation, in the same way a new premium payment would be allocated).

                  If the Policy Owner wants a payment to be used as a loan repayment, the Policy Owner must include instructions to that effect. Otherwise, all payments will be assumed to be premium payments.

                  CANCELLATION
                  The Policy Owner has the right to cancel the Policy within 10 days (or longer in some states) after the Policy Owner receives it. This is referred to as the "free look" period. To cancel the Policy, the Policy Owner simply delivers or mails the Policy to: (1) Investors Partner at its Servicing Office or (2) the Investors Partner representative who delivered the Policy to the Policy Owner. In most states, the Policy Owner will receive a refund of any premiums the Policy Owner paid. In some states, the refund will be the account value on the date of cancellation plus all charges deducted by Investors Partner on the underlying investments prior to that date. The date of cancellation will be the date Investors Partner receives the Policy.


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                  MATURITY

                  If the insured person reaches age 100, the death benefit will become equal to the account value on the date of death.

          (d) The rights of security holders with respect to conversion, transfer, partial redemption and similar matters.

                  PARTIAL WITHDRAWALS
                  The Policy Owner may make a partial withdrawal of the surrender value at any time. Each partial withdrawal must be at least $500. There is a charge for each partial withdrawal. Investors Partner will automatically reduce the account value of the Policy by the amount of the withdrawal and the related charge. Unless the Policy Owner designates otherwise, each investment option will be reduced in the same proportion as the account value is then allocated among them. Investors Partner will not permit a partial withdrawal if it would cause the surrender value to fall below 3 months' worth of monthly charges. In certain circumstances, Investors Partner will also reduce the face amount of insurance by the amount of the withdrawal and the related charge. If Investors Partner makes any such reduction in the face amount, Investors Partner will also reduce the guaranteed death benefit due after the date of the withdrawal. If the Option A death benefit is then in effect, Investors Partner generally will automatically reduce the face amount of insurance by the amount of the withdrawal and the related charge. If any such reduction in the face amount is made, Investors Partner will also reduce the GDB Premiums due after the date of the withdrawal. If such a face amount reduction would cause the Policy to fail the Internal Revenue Code's definition of life insurance, Investors Partner will not permit the partial withdrawal.


                  TRANSFERS OF EXISTING ACCOUNT VALUE
                  The Policy Owner may also transfer the existing account value from one investment option to another. To do so, the Policy Owner must tell Investors Partner how much to transfer, either as a percentage or as a specific dollar amount.

                  The  Policy  Owner  can  make  transfers  out of any  variable
                  investment  option  anytime  the  Policy  Owner  wishes,   but
                  transfers out of the fixed investment option are subject to the following restrictions:
                  - The Policy Owner can only make such a transfer once a year and only during the 31 day period following the Policy anniversary.
                  - Investors Partner must receive the request for such a transfer during the period beginning 60 days prior to the Policy anniversary and ending 30 days after it.
                  - The most the Policy Owner can transfer at any one time is the greater of $500 or 20% of the assets in the fixed investment option.


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                  DOLLAR COST AVERAGING
                  This is a program of automatic monthly transfers out of the Money Market investment option into one or more of the other variable investment options. The Policy Owner chooses the investment options and the dollar amount and timing of the transfers. The program is designed to reduce the risks that result from market fluctuations. It does this by spreading out the allocation of the money to investment options over a longer period of time. This allows the Policy Owner to reduce the risk of investing most of the money at a time when market prices are high. The success of this strategy depends on market trends and is not guaranteed.

          (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

                  LAPSE AND REINSTATEMENT
                  If the Policy's surrender value is not sufficient to pay the charges and the guaranteed death benefit feature is not in effect, Investors Partner will notify the Policy Owner of how much the Policy Owner will need to pay to keep the Policy in force. The Policy Owner will have a 61 day "grace period" to make that payment. If the Policy Owner does not pay at least the required amount by the end of the grace period, the Policy will terminate (i.e., lapse). All coverage under the Policy will then cease and Investors Partner will pay the Policy Owner any surrender value that is left over. Even if the Policy terminates in this way, the Policy Owner can still reactivate (i.e., "reinstate") it within 1 year from the beginning of the grace period. The Policy Owner will have to provide evidence that the insured person still meets the requirements for issuing coverage. The Policy Owner will also have to pay a minimum amount of premium and be subject to the other terms and conditions applicable to reinstatements, as specified in the Policy.
                  The guaranteed death benefit feature guarantees that the Policy will not lapse, regardless of adverse investment
                  performance,   if,  on  the  immediately preceding  monthly
                  deduction date, the amount of cumulative premiums the Policy Owner has paid (less all withdrawals and outstanding loans taken from the Policy) equals or exceed a defined minimum as of that date. The defined minimum is the "Guaranteed Death Benefit Premium" or "GDB Premium"applicable on the date in question multiplied by the number of monthly deduction dates since the Policy's date of issue. There are three types of GDB Premium:
                  -one that will maintain no-lapse status until the end of the fifth Policy year;




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                  -another  that will  maintain  no-lapse  status until the
                  Policy anniversary nearest the insured person's 75th birthday (this applies only if the insured person is less than age 70 when the Policy is issued); and -a third that will maintain no-lapse status untilthe Policy anniversary nearest the insured person's 100th birthday.
                  The second GDB Premium is higher than the first and the third is higher still. No GDB Premium will ever be greater than the so-called "guideline premium" for the Policy as defined in Section 7702 of the Internal Revenue Code. If such "guideline premium" ever becomes less than zero, this feature will terminate. Also, the GDB Premiums may change in the event of any change in the face amount of the Policy or any changes in the death benefit option. Each time Investors Partner tests to see if this feature is still in effect, Investors Partner will use the lowest of the GDB Premiums that is still in effect. If there are monthly charges that remain unpaid because of this feature, Investors Partner will deduct such charges when there is sufficient surrender value to pay them.

          (f) The substance of the provisions of any indenture or agreement with respect to voting rights together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                  Currently, it is intended that all of the assets in the Sub-Accounts of the Separate Account will be invested in shares of the corresponding portfolios (collectively referred to as the "Underlying Portfolios") which is described in item 11 below, of John Hancock Variable Series Trust I (the "Series Trust").

                  Investors Partner will vote the shares of each Underlying Portfolio which are deemed attributable to variable life insurance Policies at regular and special meetings of the Series Trust's shareholders in accordance with instructions received from Policy Owners of such Policies. Shares of the Series Trust held in the Separate Account which are not attributable to such Policies, as well as shares for which instructions from Policy Owners are not received, will be represented by Investors Partner at the meeting and will be voted for and against each matter in the same proportions as the votes based upon the instructions received from the Policy Owners of such Policies.


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                  Investors  Partner  determines  the  number  of a  portfolio's shares held in each Sub-Account attributable to each owner by dividing the amount of a Policy's account value held in the Sub-Account by the net asset value of one share in the portfolio. Fractional votes will be counted. Investors Partner determines the number of shares as to which the Policy Owner may give instructions as of the record date for the Series Trust's meeting.

                  The Policy Owner may give instructions regarding the election of the Board of Trustees of the Series Trust, ratification of the selection of independent auditors, approval of Series Trust investment advisory agreements and other matters requiring a shareholder vote. Investors Partner will furnish Policy Owners with information and forms to enable them to give voting instructions.

                  Investors Partner may, in certain limited circumstances permitted by the SEC's rules, disregard voting instructions. If Investors Partner does disregard voting instructions, the Policy Owner will receive a summary of that action and the reasons for it in the next semi-annual report to Policy Owners.

                  The voting privileges reflect Investors Partner's understanding of applicable Federal securities law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, Investors Partner reserves the right to proceed in accordance with any such revised requirements.

          (g) Whether the security holders must be given notice of any change in:

                  (1)      the composition of the assets of the trust.


                           Investors Partner reserves the right, subject to compliance with applicable law, including approval of Policy Owners if so required, (1) to transfer assets determined by Investors Partner to be associated with the class of Policies to which the Policy belongs from the Separate Account to another separate account or Sub-Account, (2) to operate the Separate Account as a "management-type investment company" under the Investment Company Act of 1940 (the "1940 Act"), or in any other form permitted by law, the investment adviser of which would be Investors Partner, John Hancock or an affiliate of either, (3) to deregister the Separate Account under the 1940 Act, (4) to substitute for the portfolio shares held by a Sub-Account any other investment permitted by law,
                           (5) to take any action necessary to comply with or obtain any exemptions from the 1940 Act, and (6) make certain other changes if such changes would serve the best interests of Policy Owners or would be appropriate in carrying out the purposes of the
                           Policies. Investors Partner would notify Policy Owners of any of the foregoing changes and, to the extent legally required, obtain approval of Policy Owners and any regulatory body prior thereto. Such notice and approval, however, may not be legally required in all cases.


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                  (2)      the terms and conditions of the securities issued by
                           the trust.

                           No change in the terms and conditions of the Policies that affects the Policy Owner's rights will be made without notice to the Policy Owner to the extent required by law.

                           Investors Partner reserves the right to make any changes in the Policy necessary to ensure the Policy is within the definition of life insurance under the Federal tax laws. In its Policies, Investors Partner reserves the right to make certain changes if such changes would serve the best interests of Policy Owners or would be appropriate in carrying out the purposes of the Policies. Such changes include the following:
                           - Changes  necessary  to  comply  with or obtain  or
                           continue  exemptions  under  the  federal securities
                           laws.
                           - Changes   in  the   form  of organization of any
                           separate  account.
                           - Changes necessary to keep the Policies in compliance with any changes in federal or state tax laws.

                           Any such changes will be made only to the extent permitted by applicable laws and only in the manner permitted by such laws. When required by law,
                           Investors Partner will obtain Policy Owner approval of the changes and the approval of any appropriate regulatory authority.

                  (3) the provisions of any indenture or agreement of the trust.

                           Not applicable. There is no indenture or agreement of the trust.

                           However, no notice to or consent from Policy Owners is required for any change in Investors Partner's resolution passed by the Board of Directors which established the Separate Account.

                  (4)      the identity of the depositor, trustee or custodian.

                           The depositor of the Separate Account cannot be changed.

                           The Separate Account has no trustees.

                           See the answer to item 3 above which is incorporated herein by reference.



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          (h)     Whether the  consent of security  holders is required in order for action to be taken concerning any change in:

                  (1)      the composition of the assets of the trust.

                           See   answer  to  item   10(g)(1)   above   which  is
                           incorporated herein by reference.

                  (2) the terms and conditions of the securities issued by the trust.

                           No change in the terms and conditions of the Policies can be made without the consent of the Policy Owners.

                  (3) the provisions of any indenture or agreement of the trust

                           Not applicable. See answer to item 10(g)(3) above which is incorporated herein by reference.

                  (4)      the identity of the depositor, trustee or custodian.

                           See the answer to item 10(g)(4) above which is incorporated herein by reference.

          (i) Any other principal feature of the securities issued by the trust, or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

                  None.


Information Concerning the Securities Underlying the Trust's Securities

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.

         The Policy Owner is not the owner of the securities held in the Separate Account, although the value of those securities is used to calculate Policy benefits. The shares of portfolios of John Hancock Variable Series Trust I(the "Underlying Portfolios"), described below, are owned by Investors Partner and held in the Separate Account pursuant to Delaware insurance law, which governs the operation of separate accounts of Delaware insurance companies. John Hancock Variable Series Trust I is a registered, open-end management investment company organized as a "series" type company within the meaning of
         Section  18(f)(2) of the 1940 Act.  Each of the  Underlying  Portfolios
         operates pursuant to different investment objectives which are summarized below:

         MANAGED PORTFOLIO: to achieve maximum long-term total return consistent with prudent investment risk, through investment in common stocks, convertible debentures, convertible preferred stocks, bonds, and money market instruments.

         GROWTH & INCOME PORTFOLIO: to achieve intermediate and long-term growth of capital with income as a secondary consideration, through investment principally in common stocks (and securities convertible into or with rights to purchase common stocks) of companies believed to offer growth potential over both the intermediate and the long-term.

         EQUITY INDEX PORTFOLIO: to provide investment results that correspond to the total return of the U.S. market as represented by the S&P 500 Index utilizing common stocks that are publicly traded in the United States.

         LARGE CAP VALUE PORTFOLIO: to provide substantial dividend income, as well as long-term capital appreciation, through investment in the common stocks of established companies believed to offer favorable prospects for increasing dividends and capital appreciation.

         LARGE CAP GROWTH PORTFOLIO: to achieve above-average capital appreciation through the ownership of common stocks (and securities convertible into or with rights to purchase common stocks) of companies believed to offer above-average capital appreciation opportunities.

         MID CAP VALUE PORTFOLIO: to provide long-term growth of capital primarily through investment in the common stocks of medium capitalization companies believed to sell at a discount to their intrinsic value.

         MID CAP GROWTH PORTFOLIO: to provide long-term growth of capital through a non-diversified portfolio investing primarily in common stocks of medium capitalization companies.

         DIVERSIFIED MID CAP GROWTH PORTFOLIO: to provide long-term growth of capital through a diversified portfolio investing primarily in common stocks of medium capitalization growth companies.

         REAL ESTATE EQUITY PORTFOLIO: to provide above-average income and long-term growth of capital by investment principally in equity securities of companies in the real estate and related industries.

         SMALL/MID CAP CORE PORTFOLIO: to achieve long-term growth of capital through a broadly diversified portfolio of equity securities of U.S. issuers which are included in the Russell 2500 Index at the time of investment.

         SMALL CAP VALUE PORTFOLIO: to provide long-term growth of capital by investing in a well diversified portfolio of equity securities of small capitalization companies exhibiting value characteristics.

         SMALL CAP GROWTH PORTFOLIO: to provide long-term growth of capital through a diversified portfolio investing primarily in common stocks of small capitalization emerging growth companies.

         GLOBAL EQUITY PORTFOLIO: to achieve long-term growth of capital through a diversified portfolio of marketable securities, primarily equity securities, of both U.S. and foreign issuers.

         INTERNATIONAL BALANCED PORTFOLIO: to maximize total U.S. dollar return, consisting of capital appreciation and current income, through investment in non-U.S. equity and fixed income securities.

         INTERNATIONAL EQUITY INDEX PORTFOLIO: to provide investment results that correspond to the total return of the major developed international (non-U.S.) equity markets, as represented by the MSCI EAFE GDP Index.

         INTERNATIONAL OPPORTUNITIES PORTFOLIO: to provide capital appreciation through investment in common stocks of primarily well-established, non-United States companies.

         EMERGING MARKETS EQUITY PORTFOLIO: to achieve capital appreciation by investing primarily in equity securities of companies in countries having economies and markets generally considered by the World Bank or the United Nations to be emerging or developing.

         SHORT-TERM  BOND  PORTFOLIO:  to provide a high level of current income consistent with a low degree of share price fluctuation through investment primarily in a diversified portfolio of short- and intermediate-term investment-grade debt obligations.

         BOND INDEX PORTFOLIO: to provide investment results that correspond to the total return and risk characteristics of the U.S. investment grade fixed income market, as represented by a Lehman Brothers bond index that tracks the performance of investment grade debt securities.

         SOVEREIGN BOND PORTFOLIO: to provide as high a level of long-term total rate of return as is consistent with prudent investment risk through investment primarily in a diversified portfolio of freely marketable debt securities.

         STRATEGIC BOND PORTFOLIO: to provide a high total return consistent with moderate risk of capital and maintenance of liquidity, from a portfolio of domestic and international fixed income securities.

         HIGH YIELD BOND PORTFOLIO: to provide high current income and capital appreciation through investing primarily in high yield (below investment grade) debt securities.

         MONEY MARKET PORTFOLIO: to provide maximum current income consistent with capital preservation and liquidity, through investment in high quality money market instruments. An investment in this Portfolio is neither insured nor guaranteed by the U.S. Government and there can be no assurance that the Portfolio will be able to maintain a stable net asset value of $10.00 per share.

         Additional sub-accounts may be added in the future.

         If the trust owns or will own any securities of its regular broker or dealers as defined in Rule 10b-1 under the Investment Company Act of 1940, or their parents, identify those brokers or dealers and state the value of the registrant's aggregate holdings of the securities of each subject issuer as of the close of the registrant's most recent fiscal year.

         The Separate Account currently intends to own only shares of portfolios of the John Hancock Variable Series Trust I.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

         (a)      Name of company.

                  John Hancock Variable Series Trust I ("Series Trust")

         (b)      Name and principal business address of depositor.

                  Not applicable.

         (c)      Name and principal business address of trustee or custodian.

                  Series Trust's custodian is State Street Bank and Trust
                  Company.

                  State Street Bank and Trust Company's principal business address is 225 Franklin Street, Boston, Massachusetts 02110.

         (d)      Name and principal business address of principal underwriter.

                  Series Trust's principal underwriter is Signator Financial Network, Inc. (formerly John Hancock Distributors, Inc.).

                  Signator Financial Network, Inc.'s principal business address is 197 Clarendon Street, Boston, Massachusetts 02117.

         (e) The period during which the securities of such company have been the underlying securities.

                  No underlying securities have yet been acquired by the Separate Account.


Information Concerning Loads, Fees, Charges and Expenses

13.      (a)      Furnish the  following  information  with  respect to each load, fee, expense or charge to which (1) principal  payments,
                  (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

                  (A)   the nature of such load, fee, expense or charge;

                  (B)   the amount thereof:

                  (C) the name of the person to whom such amounts are paid and his relationship to the trust;

                  (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                  (1)   Principal Payments
                  Premiums paid under the Policies are subject to the following charges, some of which are made before premiums are invested in the Separate Account, some of which are deducted from the Separate Account and some of which are deducted only upon the occurrence of certain transactions (i.e., surrender, withdrawal or lapse).

                  PREMIUM AND DAC TAX CHARGE - A charge to cover state premium taxes Investors Partner currently expects to pay, on average, and the increased Federal income tax burden that Investors Partner currently expects will result from receipt of premiums. This charge is currently 3.55% of each premium.

                  SALES AND ADMINISTRATIVE CHARGES - Charges to help defray the sales and administrative costs. There are two such charges. The first is a deduction from premium and the second is a deduction from account value.

                  The first charge is 2% of a certain portion of the premium the Policy Owner pays in the first nine Policy years. The portion of each year's premium that is subject to the charge is called the "Target Premium". It is determined at the time the Policy is issued and will appear in the "Policy Specifications" section of the Policy. Investors Partner will stop making this charge on premiums received after the 9th Policy year.

                  The second sales and administrative charge has two parts: (1) a flat dollar charge of up to $10 (currently $6) and (2) a charge based on the amount of insurance and the insured person's attained age. This charge will appear in the "Policy Specifications" section of the Policy.

                  INSURANCE CHARGE - A monthly charge for the cost of insurance. To determine the charge, Investors Partner multiplies the amount of insurance for which Investors Partner is at risk by a cost of insurance rate. The rate is derived from an actuarial table. The table in the Policy will show the maximum cost of insurance rates. The cost of insurance rates that Investors Partner currently applies are generally less than the maximum rates. The table of rates Investors Partner uses will depend on the insurance risk characteristics and (usually) gender of the insured person, the face amount of insurance and the length of time the Policy has been in effect. Regardless of the table used, cost of insurance rates generally increase each year that the Policy Owner own the Policy, as the insured person's age increases.

                  EXTRA MORTALITY CHARGE - A monthly charge specified in the Policy for additional mortality risk if the insured person is subject to certain types of special insurance risk.

                  M &E CHARGE - A monthly charge for mortality and expense risks Investors Partner assumes. The current charge is .70% of that portion of the account value allocated to variable investment options for Policy years 1 - 15 and .30% thereafter. This charge does not apply to the fixed investment option. The reduction after 15 years has not occurred yet under any Policy, since no Policy has yet been outstanding for 15 years. Investors Partner guarantees that this charge will never exceed the following percentages of that portion of the account value allocated to variable investment options: .90% for Policy years 1 -15 and .50% thereafter.

                  OPTIONAL BENEFITS CHARGE - Monthly charges for any optional insurance benefits added to the Policy by means of a rider. Investors Partner currently offers a number of optional riders, such as disability waiver of charges, disability payment of premium, and accidental death.

                  SURRENDER CHARGE - A charge Investors Partner deducts if the Policy lapses or is surrendered within the first 9 Policy years or if there is a decrease in the face amount. Investors Partner deducts this "surrender charge" to compensate Investors Partner for expenses that Investors Partner would otherwise not recover in the event of early lapse or surrender. The charge is a percentage of that portion of the current Target Premium that is not attributable to optional benefit riders. The percentage is higher in the early years and decreases to zero as follows:

                  FOR SURRENDERS OR LAPSES DURING              PERCENTAGE

                  Policy year 1                               100%
                  Policy year 2                               100%
                  Policy year 3                               90%
                  Policy year 4                               80%
                  Policy year 5                               70%
                  Policy year 6                               60%
                  Policy year 7                               50%
                  Policy year 8                               35%
                  Policy year 9                               20%
                  Policy year 10 and later                    0%

                  Because the surrender charge is computed with reference to "Target Premiums", it will be the same regardless of how much premiums have been paid.

                  PARTIAL   WITHDRAWAL  CHARGE  -  A  charge  for  each  partial
                  withdrawal of account value to compensate Investors Partner for the administrative expenses of processing the withdrawal. The charge is equal to the lesser of $20 or 2% of the withdrawal amount.

                  (2)      Underlying Securities

                  The Series Trust's investment adviser, John Hancock Mutual Life Insurance Company ("JHMLICO"), charges the Series Trust a daily investment advisory fee as compensation for JHMLICO's services. The annual investment management fee for each of the available portfolios of the Series Trust are as follows (expressed as a percentage of average daily net assets of each Portfolio):

Managed .40% of first $500 million; .35% of next $500 million; .30% of net assets above $1 billion

Large Cap Growth                .40% of first $500 million; .35% of next $500
                                million; .30% of net assets above $1 billion

Growth & Income                 .25% of all net assets

Sovereign Bond                  .25% of all net assets

Money Market                    .25% of all net assets

Large Cap Value                 .75% of all net assets


Small Cap Growth                .75% of all net assets

Equity Index                    .15% of first $75 million; .14% of next $50
                                million; .13% of net assets above $125 million

Small Cap Value                 .80% of first $100 million; .75% of next $100
                                million; .65% of net assets above $200 million

Mid Cap Value                   .80% of first $250 million; .775% of next $250
                                million; .75% of next $250 million; .725% of net assets above $750 million

Mid Cap Growth                  .85% of first $100 million; .80% of net assets
                                above $100 million

Diversified Mid Cap Growth      .75% of first $250 million; .70% of next $250
                                million; .65% of net assets above $500 million

Real Estate Equity              .60% of first $300 million; .50% of next $500
                                million; .40% of net assets above $800 million

Small/Mid Cap CORE              .80% of first $50 million; .70% of net assets
                                 above $50 million

Global Equity                   .90% of first $50 million; .80% of next $100
                                million; .70% of net assets above $150 million

International Balanced          .85% of first $100 million; .70% of net assets
                                above $100 million

International Equity Index      .18% of first $100 million; .15% of next $100
                                million; .11% of net assets above $200 million

International Opportunities     1% of first $20 million; .85% of next $30
                                million; .75% of net assets above $50 million

Emerging Markets Equity         1.30% of first $10 million; 1.20% of next $140
                                million; 1.10% of net assets above $150 million

Short-Term Bond                 .30% of all net assets

Bond Index                      .15% of first $100 million; .13% on next $150
                                million; .11% of net assets over $250 million

Strategic Bond                  .75% of first $25 million; .65% of next $50
                                million; .55% of next $75 million; .50% of net assets above $150 million

High Yield Bond                 .65% of first $100 million; .60% on next $100
                                million; .50% of net assets above $200 million

                  (3)      Distributions

                           In general, no distributions will be made to Policy Owners except voluntary surrenders or partial withdrawals, and upon the payment of death proceeds. For charges relating to voluntary surrenders and partial withdrawals, see item 13(a)(1) above which is incorporated herein by reference.

                  (4)      Cumulated or reinvested distributions or income

                           None. All investment income and other distributions
                           of  the  Underlying   Portfolios  are  reinvested in
                           the shares of the Underlying Portfolios at net asset value.

                  (5) Redeemed or liquidated assets of the trust's securities

                           In answer to this item, see item 13(a)(1) above which is incorporated herein by reference to the extent voluntary surrender and partial withdrawals are considered redeemed or liquidated assets.

        (b) For each installment payment type of periodic payment plan certificate of the trust, furnish information with respect to sales load and other deductions from principal payments.

                  See item 13(a)(1) which is incorporated herein by reference.

        (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load; and identify each class of individuals or transactions to which such plans apply.

                  For a description of sales charges, see item 13(a)(1) above which is incorporated herein by reference. For a description of purchase plans, see item 10(d) above which is incorporated herein by reference.

                  Note that the amount of sales load or total deductions as a percentage of the net amount invested cannot be determined because of the varying circumstances under which a deferred surrender charge may be applicable.


        (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

                  A Policy Owner may select the amount and timing of premium payments so long as he or she maintains an account value equal to or greater than the amount needed to pay the monthly charges. The amount of the monthly charges will not be the same for all participants and will depend on such things as the Policy's face amount, the age of the covered person, the covered person's risk classification, and whether the participant has elected any optional additional insurance benefits.

                  The charges otherwise applicable may be reduced with respect to Policies issued to a class of associated individuals or to a trustee, employer or similar entity where Investors Partner anticipates that the sales to the members of the class will result in lower than normal sales or administrative expenses, lower taxes or lower risks to Investors Partner. Investors Partner will make these reductions in accordance with its rules in effect at the time of the application for a Policy. The factors Investors Partner considers in determining the eligibility of a particular group for reduced charges, and the level of the reduction, are as follows: the nature of the association and its organizational framework; the method by which sales will be made to the members of the class; the facility with which premiums will be collected from the associated individuals and the association's capabilities with respect to administrative tasks; the anticipated lapse and surrender rates of the Policies; the size of the class of associated individuals and the number of years it has been in existence; and any other such circumstances which result in a reduction in sales or administrative expenses, lower taxes or lower risks. Any reduction in charges will be reasonable and will apply uniformly to all prospective Policy purchasers in the class and will not unfairly discriminate against any Policy Owner.

        (e) Furnish a brief description of any loads, fees, expenses or charges not recovered in item 13(a) which may be paid by security holders in connection with the trust or its securities.

                  Investors Partner does not expect to incur any Federal income tax on the earnings or realized capital gains attributable to the Separate Account, However, if Investors Partner incurs income tax attributable to the Separate Account or determines that such taxes may be incurred, it may assess a charge for taxes against the Separate Account.

        (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to item 13(a) or 13(d) through sale or purchase of the trust's securities or interests in such securities, and describe fully the nature and extent of such profits or benefits.

                  JHMLICO pays sub-investment advisory fees it receives from the
                  Separate   Account  to  select   sub-advisers   that   provide
                  investment advisory services to the Underlying Portfolios.

                  John Hancock Funds, Inc. and Signator Financial Network, Inc. will receive sales commission related to the distribution of the Policies, as described in item 38 below.

        (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

                  Not applicable because no Policies have yet been sold.


Information Concerning the Operations of the Trust

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

         A person desiring to purchase a Policy must complete an application on a form provided by Investors Partner. Generally, the Policy is available with a minimum face amount at issue of $100,000. In the Policy, the face amount may be referred to as the "Sum Insured." At the time of issue, the insured person must be age 85 or less. All insured persons must meet certain health and other criteria called "underwriting standards".

         The Minimum First Premium must be received by Investors Partner at its Servicing Office in order for the Policy to be in full force and effect. There is no grace period for the payment of the Minimum First Premium. The minimum amount of premium required at the time of Policy issue is equal to three Guaranteed Death Benefit Premiums. However, if the Policy Owner has chosen to pay premiums on a monthly basis, the minimum amount required is only equal to two Guaranteed Death Benefit Premiums.

         After the Policy Owner applies for a Policy, it can sometimes take up to several weeks, or even months, for Investors Partner to gather and evaluate all the information Investors Partner needs to decide whether to issue a Policy to the Policy Owner and, if so, what the insured person's rate class should be. Investors Partner will not pay a death benefit under a Policy unless the Policy is in effect when the insured person dies. The Policy will be in effect only after Investors Partner has received the Minimum First Premium and the Policy Owner has acknowledged delivery of the policy.

         After Investors Partner approves an application for a Policy and assigns an appropriate insurance rate class, Investors Partner will prepare the Policy for delivery. The day Investors Partner begins to deduct charges will appear on the Policy Specifications page of the Policy and is called the "date of issue." Policy months, Policy years and Policy anniversaries are measured from the date of issue. In order to preserve a younger age at issue for the insured person, Investors Partner may assign a date of issue to a Policy that is up to 6 months earlier than the date that would otherwise apply.

         Each charge that Investors Partner deducts monthly is assessed against the account value at the close of business on the date of issue and at the close of the first business day in each subsequent Policy month. Investors Partner calls these "monthly deduction dates."

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

         Investors Partner begins to credit an investment return to the account value resulting from the initial premium payment as of the date it is processed. Portions of the initial premium payment may be processed on different dates.

         Except for premium payments processed prior to the end of the "free look" period, Investors Partner will allocate premium payments among the investment options the Policy Owner has chosen as of the date the premium payment is processed. Premium payments processed prior to the end of the "free look" period will be handled as follows:

         (1) From the date the premium payment is processed to the date the Policy is delivered, the premium payment will be treated as if held without interest in Investors Partner's general account.

         (2) On the date of Policy delivery, the Policy's account value will automatically be allocated to the Money Market investment option. Also, any premium payment processed within twenty days after the date of Policy delivery will automatically be allocated to the Money Market investment option. On the twentieth day following the date of Policy delivery, the Policy's account value will be reallocated automatically among the investment options the Policy Owner has chosen.

         TEMPORARY COVERAGE PRIOR TO POLICY DELIVERY
         If a specified amount of premium is paid with the application for a Policy and other conditions are met, Investors Partner will provide temporary term life insurance coverage on the insured person for a period prior to the time coverage under the Policy takes effect. Such temporary term coverage will be subject to the terms and conditions described in the application for the Policy, including limits on amount and duration of coverage.

         7-PAY PREMIUM LIMIT
         At the time of Policy issuance, Investors Partner will determine whether the Planned Premium schedule will exceed the 7-pay limit discussed below. If so, Investors Partner's standard procedures prohibit issuance of the Policy unless the Policy Owner signs a form acknowledging that fact.

         The 7-pay limit is the total of net level premiums that would have been payable at any time for a comparable fixed Policy to be fully "paid-up" after the payment of 7 equal annual premiums. "Paid-up" means that no further premiums would be required to continue the coverage in force until maturity, based on certain prescribed assumptions. If the total premiums paid at any time during the first 7 Policy years exceed the 7-pay limit, the Policy will be treated as a "modified endowment", which can have adverse tax consequences.

         Investors Partner will process any premium payment as of the day Investors Partner receives it, unless one of the following exceptions applies:
         (1) Investors Partner will process a payment received prior to a Policy's date of issue as if received on the date of issue.
         (2) If Investors Partner does not receive the Minimum First Premium prior to the date of issue, Investors Partner will process each payment it receives thereafter as if received on the date of issue until all of the Minimum First Premium is received.
         (3) Investors Partner will process the portion of any premium payment for which it requires evidence of the insured person's continued insurability only after it has received and approved evidence satisfactory to it.

         (4) If Investors Partner receives any premium payment that will cause a Policy to become a modified endowment or will cause a Policy to lose its status as life insurance under the tax laws, Investors Partner will not accept the excess portion of that premium payment and will immediately notify the Policy Owner. Investors Partner will refund the excess premium when the premium payment check has had time to clear the banking system (but in no case more than two weeks after receipt) unless, prior to that date, the tax problem has resolved itself or Investors Partner has received a signed acknowledgment from the Policy Owner instructing Investors Partner to process the premium notwithstanding the tax issues involved. If the tax problem resolves itself or Investors Partner receives the signed acknowledgment, Investors Partner will treat the excess premium as having been received at that point and process it accordingly.
         (5) If a premium payment is received or is otherwise scheduled to be processed (as specified above) on a da that is not a business day, the premium payment will be processed on the business day next following that date.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

         The variable investment options are in fact sub-accounts of the Separate Account (the "Sub-Accounts"). The Separate Account's assets are the property of Investors Partner. Each Policy provides that amounts Investors Partner holds in the Separate Account pursuant to the Policies cannot be reached by any other persons who may have claims against Investors Partner. The assets in each Sub-Account are invested in the corresponding portfolio of the Series Trust, but the assets of one Sub-Account are not necessarily legally insulated from liabilities associated with another Sub-Account. New Sub-Accounts may be added or existing Sub-Accounts may be deleted as new portfolios are added to or deleted from the Series Trust and made available to Policy Owners.

         Investors Partner will purchase and redeem Series Trust shares for the Account at their net asset value without any sales or redemption charges. Shares of the Series Trust represent an interest in one of the portfolios of the Series Trust which corresponds to a Sub-Account of the Account. Any dividend or capital gains distributions received by the Account will be reinvested in shares of that same Series Trust portfolio at their net asset value as of the dates paid.

         On each business day, shares of each portfolio are purchased or redeemed by Investors Partner for each Sub-Account based on, among other things, the amount of net premiums allocated to the Sub-Account, distributions reinvested, and transfers to, from and among Sub-Accounts, all to be effected as of that date. Such purchases and redemptions are effected at the net asset value per Series Trust share for each portfolio determined on that same date. A "business day" of Investors Partner is any date on which the New York Stock Exchange is open for trading. Investors Partner computes Policy values for each business day as of the end of that date (currently 4:00 p.m. Eastern Standard Time).

17.      (a)      Describe the procedure with respect to withdrawal or
                  redemptions by security holders

                  Full surrenders and partial withdrawals must be made in writing and be signed and dated by the Policy Owner. The Policy Owner should mail or express these requests to the Investors Partner's Servicing Office at the appropriate address. In the case of death of the insured, the Policy Owner should also send notice of the insured person's death and related documentation to the Investors Partner Servicing Office. Investors Partner does not consider that it has received any communication until such time as it has arrived at the proper place and in the proper and complete form. Each communication to Investors Partner must include the Policy Owner's name, Policy number and the name of the insured person. Investors Partner cannot process any request that does not include this required information. Any communication that arrives after the close of a business day (currently 4:00 p.m. Eastern Standard Time), or on a day that is not a business day, will be considered "received" by Investors Partner on the next following business day.

         (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                  Investors Partner is required to honor surrender requests as described in items 10(c) and 17(a). The portfolios of the Series Trust will redeem their shares upon Investors Partner's request in accordance with the 1940 Act.

         (c) Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

                  If a Policy is fully surrendered, the Policy will be canceled and may not be reissued.

                  If a Policy is terminated due to lapse, the Policy may be reinstated as provided below.

                  If the Policy's surrender value is not sufficient to pay the charges and the guaranteed death benefit feature is not in effect, the Policy is considered to be in default. Notice is sent to the Policy Owner by Investors Partner of any default and the amount required to maintain the Policy in force. There is a grace period of 61 days. If the required amount is not paid by the end of the grace period, the Policy will terminated and the insurance coverage will cease. Even if terminated, the Policy may be reinstated within 1 year after the default occurs provided the insured person still meets the requirements for coverage and the minimum premium amount as specified in the Policy is paid.

                  The Policy can be assigned by the Policy Owner to someone else as collateral for a loan or for some other reason. An absolute assignment is a change of ownership. All collateral assignees must consent to any full surrender, partial withdrawal or policy loan. A copy of the assignment must be forwarded to Investors Partner. Assignment does not require the consent of a revocable beneficiary. Investors Partner will not be responsible for any payment it makes or action it takes before it receives notice of the assignment. Nor will Investors Partner be responsible for the validity or sufficiency of the assignment.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable Funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Distributions with respect to the shares of an Underlying Portfolio held by a Sub-Account are reinvested in shares of that Portfolio at net asset value. Such shares are added to the assets of the respective Sub-Account.

         (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  See answer to item 18(a) above which is incorporated herein by reference.

         (c) If any reserves or special Funds are created out of income or principal, state with respect to each such reserve or Fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

                  The assets of the Separate Account that are allocable to the Policies constitute the reserves for benefits under the Policies. Investors Partner's general assets are also available to satisfy its obligations under the Policies.

         (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                  No distributions have been made.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

         Investors Partner will undertake all administration with respect to the Policies and the Separate Account including making and maintaining all records relating to the Policy Owner accounts and providing reports to Policy Owners. This undertaking may include contracting with vendors to provide various functions and services in the sales and servicing of its Policies.

         Investors Partner anticipates that it will contract with the following vendors for the following purposes:
         -  Financial   Administrative Services, Inc. -  to provide issue,
         administration  (including billing,  premium collection/administration
         and  commission  payments),   and customer support  services.
         - Policy Management Services, Inc. - to provide teleunderwriting services.
         - Benefit Technology Inc. - to provide a Windows-based illustration system.
         - Chase Manhattan Bank. - to provide services for electronic funds transfers.
         -  Fleet Bank. -  to provide services for other methods of payment.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

         (a)      Amendments to such indenture or agreement.

                  Not applicable.

         (b)      The extension or termination of such indenture or agreement.

                  Not applicable.

         (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

                  With respect to the Separate Account, Investors Partner performs all functions customarily performed by a custodian or trustee. The Separate Account shall continue until the Separate Account's assets have been completely distributed or liquidated and the proceeds of the liquidation distributed by Investors Partner to Policy Owners.

         (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

                  Not applicable. See item 3 which is incorporated herein by reference.

         (e)      The removal or resignation of the depositor, or the failure of
                  the   depositor  to  perform  its  duties,   obligations   and
                  functions.

                  Investors Partner acts as depositor. There are no provisions relating to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions.

         (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                  There are no provisions relating to the appointment of a successor depositor or the procedure if a successor depositor is not appointed.

21.      (a)      State the substance of the  provisions of any indenture or agreement with respect to loans to security holders.

                  See part (ii) of the answer to item 10(c) above which is incorporated herein by reference.

         (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

                  (1) The name of each person who makes such agreements or arrangements with security holders.


                  (2)    The rate of interest payable on such loans.

                  (3)    The period for which loans may be made.

                  (4)    Costs or charges for default in repayment at maturity.

                  (5) Other material provisions of the agreement or arrangement.

                         For items 21(b)(1) - (5), see part (ii) of the response to item 10(c) above which is incorporated herein by reference.

                           EFFECTS OF POLICY LOANS. The account value, the surrender value, and any death benefit above the face amount are permanently affected by any loan, whether or not it is repaid in whole or in part. The amount of the outstanding loan (which includes accrued and
                           unpaid   interest)  is  subtracted  from  the  amount
                           otherwise payable when the Policy proceeds become payable. Whenever the outstanding loan exceeds an amount equal to the account value less the surrender charge, the Policy will terminate 31 days after Investors Partner has mailed notice of termination to the Policy Owner and any assignee of record at their last known addresses, unless a repayment of such excess is made within that period.

         (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                  Not applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or creditor, or any other party to such indenture or agreement.

         There is no such provision or agreement.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

         Not applicable.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in item 10 or items 14 to 23 inclusive.

         If the insured person commits suicide within certain time periods, the amount of death benefit Investors Partner pays will be limited as described in the Policy. Also, if an application misstated the age or gender of the insured person, Investors Partner will adjust the amount of any death benefit as described in the Policy.


                  III. ORGANIZATION, PERSONNEL AND AFFILIATED

                              PERSONS OF DEPOSITOR

Organization and Operations of Depositor

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

         Investors Partner is a stock life insurance company incorporated under Delaware law on May 27, 1981.

26.      (a)      Furnish the following information with respect to all fees received by the depositor of the trust in connection  with the exercise of any functions or duties  concerning  securities of
                  the  trust  during  the  period   covered  by  the   financial
                  statements filed herewith: [Chart omitted.]

                  Not applicable.

         (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

                  (1)   The nature of such fee or participation.
                  (2)   The name of the person making payment.
                  (3) The nature of the services rendered in consideration for such fee or participation.
                  (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                        Not applicable because operations have not commenced. But see part (2) of the response to item 13(a) for anticipated fees or participation in fees by Investors Partner from the Series Trust.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

         Investors Partner (for this item, the "Company") was incorporated May 27, 1981 under the laws of the State of Delaware as the MONY Pension Insurance Corporation. It began business on October 26, 1981. On December 4, 1987, a Certificate of Amendment was filed in the Office of the Secretary of State of the State of Delaware, amending the Certificate of Incorporation and changing its name to Colonial Penn Annuity and Life Insurance Company.

         On December 30, 1987, the Company was acquired by Colonial Penn Life Insurance Company ("CPL"), a Pennsylvania corporation which was a wholly owned subsidiary of Colonial Penn Group, Inc. Colonial Penn Group Inc. was an insurance holding company incorporated under the laws of Delaware which was a wholly owned subsidiary of FPL Group, Inc., a Florida corporation.

         On August 16, 1991, FPL Group, Inc. disposed of the entire Colonial Penn Group Inc., selling it to Charter National Life Insurance Company ("Charter"), a subsidiary of the Leucadia National Corporation, the ultimate parent at that point.

         During the beginning of 1993, the Company's entire book of business was ceded in two major blocks. At that time, a $637 million block of single premium whole life insurance Policies was assumed from Charter, the company which originally wrote the business.

         On June 22, 1993, the Company was acquired from CPL by John Hancock Variable Life Insurance Company ("JHVLICO"), a Massachusetts corporation which is a wholly owned subsidiary of John Hancock Mutual Life Insurance Company, also a Massachusetts corporation. Shortly thereafter, on July 7, 1993, the Certificate of Incorporation was amended to change the name of the Company to John Hancock Life Insurance Company of America. On March 5, 1998, the Certificate of Incorporation was again amended to change the name of the Company to its current name, Investors Partner Life Insurance Company.

         During the time that it has been owned by JHVLICO, the Company has only serviced the block of single premium whole life insurance policies that it held at the time of its purchase by JHVLICO. It has not sold any new business during that time.

         In the future, Investors Partner will focus on the development and sale of life insurance products through major broker/dealer and national planning firms. These include the New York Stock Exchange broker/dealer firms as well as the major regional broker/dealer firms.

Officials and Affiliated Persons of Depositor

28.          (a)  Furnish  as at  latest  practicable  date  the  following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor:

                  (i)      name and principal business address;

                           See the responses to items 2 and 29 hereof and the table included in the answer to item 28(b), all of which are incorporated herein by reference.

                  (ii) nature of relationship or affiliation with depositor of the trust;

                           See the responses to items 2 and 29 hereof and the table included in the answer to item 28(b), all of which are incorporated herein by reference.

                  (iii)    ownership of all securities of the depositor;

                           See the answer to item 29 below which is incorporated herein by reference.

                  (iv)     ownership of all securities of the trust;

                           Not applicable because securities have not yet been issued.

                  (v) other companies of which each of the persons named above is presently an officer or director.

                           See the table included in the answer to item 28(b) which is incorporated herein by reference.

      (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.




                   NAME                              BUSINESS EXPERIENCE DURING THE LAST 5 YEARS
                   David F. D'Alessandro             Chairman of the Board of IPL; President and Chief
                                                     Operating Officer, John Hancock Mutual Life Insurance
                                                     Company

                   William A. Black                  Vice  Chairman  of  the  Board,   President  and  Chief
                                                     Executive   Officer   of  IPL;   President   and  Chief
                                                     Executive  Officer of Maritime Life  Assurance  Company
                                                     of Halifax, Nova Scotia

                   Marylou Gill Fierro               Director  of IPL;  Counsel,  John  Hancock  Mutual Life
                                                     Insurance  Company;  Associate  Counsel,  John  Hancock
                                                     Mutual Life Insurance Company

                   Barbara L. Luddy                  Director  and Actuary of IPL;  Second  Vice  President,
                                                     John Hancock Mutual Life Insurance Company.





                   Thomas E. Moloney                 Director of IPL; Chief Financial Officer,  John Hancock
                                                     Mutual Life Insurance Company.

                   Robert R. Reitano                 Director  and Chief  Investment  Officer  of IPL;  Vice
                                                     President, John Hancock Mutual Life Insurance Company.

                   Rose Cahill                       Vice President of Marketing of IPL;  General  Director,
                                                     John Hancock Mutual Life Insurance Company.

                   Randi M. Sterrn                   Vice President of Product Development of IPL; Senior
                                                     Associate Actuary, John Hancock Mutual Life Insurance
                                                     Company

                   Laura Arling                      Vice President of Operations of  IPL;
                                                     Director,  John Hancock Mutual Life Insurance
                                                     Company; Senior Consultant,  John Hancock Mutual Life
                                                     Insurance Company.

                   John F. Bohinski                  Vice  President  of  Sales  of  IPL;  President,  Essex
                                                     Brokerage Services, Cincinnati, Ohio

                   Laura L. Mangan                   Vice President and Secretary of IPL;  Secretary of John
                                                     Hancock  Variable Series Trust I; Assistant  Regulatory
                                                     and  Compliance  Officer,   John  Hancock  Mutual  Life
                                                     Insurance Company.

                   Daniel L. Ouellette               Vice President of IPL; Vice  President,  Marketing,  of
                                                     John Hancock  Variable  Life  Insurance  Company;  Vice
                                                     President, John Hancock Mutual Life Insurance Company

                   Patrick F. Smith                  Controller of IPL;  Controller of John Hancock Variable
                                                     Life  Insurance  Company;  Assistant  Controller,  John
                                                     Hancock Mutual Life Insurance Company

                  The principal  business address of all the above named persons
                  is  John  Hancock  Place,   200  Clarendon   Street,   Boston,
                  Massachusetts 02117.


29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor. [Chart omitted.]

         John Hancock Variable Life Insurance Company owns all of the securities of the Investors Partner.

         John Hancock Mutual Life Insurance Company ("JHMLICO") owns all of the securities of John Hancock Variable Life Insurance Company. JHMLICO is a mutual life insurance company and is owned by its Policyholders.


Controlling Persons

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by items 28, 29 and 42 who directly or indirectly controls the depositor. [Chart omitted.]

         None.

Compensation of Officers and Directors of Depositor

Compensation of Officers of Depositor

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statement filed herewith:

         (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;

                  Not applicable because the Separate Account has not commenced operations and thus no remuneration was paid in connection with services rendered to the Separate Account.

         (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

                  Not applicable because the Separate Account has not commenced operations and thus no remuneration was paid in connection with services rendered to the Separate Account.

         (c) indirectly or through subsidiaries to each of the officers or partners of the depositor;

                  Not applicable because the Separate Account has not commenced operations and thus no remuneration was paid in connection with services rendered to the Separate Account.


Compensation of Directors

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith: [Chart omitted.]

         (a)      the aggregate direct remuneration to directors

                  Not applicable because the Separate Account has not commenced operations and thus no remuneration was paid in connection with services rendered to the Separate Account.

         (b)      indirectly or through subsidiaries to directors

                  Not applicable because the Separate Account has not commenced operations and thus no remuneration was paid in connection with services rendered to the Separate Account.


Compensation to Employees

33.          (a)  Furnish the  following  information  with  respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries. [Chart omitted.]

                  Not applicable because the Separate Account has not commenced operations and thus no remuneration was paid in connection with services rendered to the Separate Account.

             (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work. [Chart omitted.]

                  Not applicable because the Separate Account has not commenced operations and thus no remuneration was paid in connection with services rendered to the Separate Account.


Compensation to Other Persons

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.
         [Chart omitted.]

         Not  applicable   because  the  Separate   Account  has  not  commenced
         operations and thus no remuneration was paid in connection with services rendered to the Separate Account.


                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

         No sales of the Policy have been made or are currently being made to the public in any state. Investors Partner intends to sell the Policy in all jurisdictions where Investors Partner is licensed to sell variable life insurance. Investors Partner intends to acquire such authority in all states other than New York.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

         Not applicable.

37.      (a)      Furnish the  following  information  with  respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc., and which denial was subsequently rescinded.

                  (1)      Name of officer, agency or body.
                  (2)      Date of denial.
                  (3)      Brief statement of reason given for denial.

                           Not applicable.

         (b) Furnish the following information with respect to each instance where subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

                  (1)      Name of officer, agency or body.
                  (2)      Date of revocation.
                  (3)      Brief statement of reason given for revocation.

                           Not applicable.

38.      (a)      Furnish a general description of the method of distribution of securities of the trust.

                  The Policies will be distributed through the principal underwriter for the Separate Account, John Hancock Funds, Inc. (the "Principal Underwriter"), an indirect wholly owned subsidiary of John Hancock Mutual Life Insurance Company. The Principal Underwriter is registered as a broker/dealer under the Securities Exchange Act of 1934. The Policies may be sold by registered representatives of the Principal Underwriter who are also authorized by state insurance departments to do so. The Policies may also be sold through other broker/dealers authorized by the Principal Underwriter and applicable law to do so.

         (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                  Investors Partner intends to execute an agreement with the Principal Underwriter whereby the Principal Underwriter will distribute the Policies. The agreement will be effective on the date executed and, unless sooner terminated, shall continue in effect from year to year. It is anticipated that the agreement may be terminated by either party upon sixty
                  (60) days notice, and shall immediately terminate by the occurrence of certain events including if either party ceases doing business and elects to be dissolved, becomes insolvent or admits in writing its inability to pay its debts as they become due, files a voluntary petition in bankruptcy or for reorganization or is adjudicated as a bankrupt or insolvent; or has a liquidator, or trustee, or receiver appointed over its affairs or a substantial portion of its assets, and such appointment shall not have been terminated and discharged within thirty days.

                  In addition, the agreement shall automatically terminate when required by any governmental authority or court of law. If any law, regulation, or order or ruling of any governmental authority or court of law prohibits or makes illegal compliance by either party with an obligation hereunder, then the agreement may be terminated by either party immediately upon written notice to the other party.

                  No assignment of the agreement will be valid unless authorized in advance in writing by an authorized officer of Investors Partner.

                  Investors Partner will reimburse the Principal Underwriter for direct and indirect expenses actually incurred in connection with the marketing and sale of the Policies. The Principal Underwriter is not obligated to sell any particular amount of Policies.

                  See  Exhibit  1.A  (3)(a)  to be filed  as part of an  Amended
                  Registration Statement listed on Form S-6 filed by the Registrant pursuant to the Securities Act of 1933.

         (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc., with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                  The Policies may be purchased through broker/dealers and certain financial institutions who have entered into selling agreements with the Principal Underwriter and Investors Partner and whose representatives are authorized by applicable law to sell variable life insurance Policies. See Exhibit 1.A
                  (3)(a) relating to a form of selling agreement to be filed as part of an Amended Registration Statement listed on Form S-6 filed by the Registrant pursuant to the Securities Act of 1933.

                  See Exhibit 1.A (3)(a) relating to the schedule of commissions to be filed as part of an Amended Registration Statement listed on Form S-6 filed by the Registrant pursuant to the Securities Act of 1933.


Information Concerning Principal Underwriter

39.      (a)      State  the  form  of   organization   of  each  principal
                  underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                  John Hancock Funds, Inc. is a corporation formed under Delaware law on January 18, 1991.

         (b)      State whether any principal underwriter currently distributing
                  securities   of  the  trust  is  a  member  of  the   National
                  Association of Securities Dealers, Inc.

                  No Policies are currently being distributed. John Hancock Funds, Inc. will be the principal underwriter and is a member of the National Association of Securities Dealers, Inc.

40.      (a)      Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith. [Chart omitted.]

                  Not applicable.  No Policies have yet been distributed.

         (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

                  (1)      The nature of such fee or participations.
                  (2)      The name of the person making payment.
                  (3) The nature of the services rendered in consideration for such fee or participation.
                  (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                           Not applicable. No Policies have yet been distributed.

41.      (a)      Describe the general  character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

                  John Hancock Funds, Inc. acts as principal underwriter, depositor, sponsor or investment adviser for the following investment companies: John Hancock Investment Trust, John Hancock Trust II, John Hancock Investment Trust III, John Hancock Cash Reserve, Inc., John Hancock Current Interest, John Hancock Bond Trust, John Hancock California Tax-Free Income Fund, John Hancock Capital Series, John Hancock Institutional Series Trust, John Hancock Variable Series Trust I, John Hancock Sovereign Bond Fund, John Hancock Special Equities Fund, John Hancock Strategic Series, John Hancock Tax-Exempt Series Fund, John Hancock Tax-Free Bond Trust, and John Hancock World Fund.

         (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                  Not applicable. Distribution of the Policies has not yet commenced.

         (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by such financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                  Not applicable. Distribution of the Policies has not yet commenced.


42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter: [Chart omitted.]

         Not applicable.   Distribution  of the Policies has not yet commenced.


43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

         Not applicable.   Distribution  of the Policies has not yet commenced.



Offering Price or Acquisition Valuation of Securities of the Trust

44.          (a)  Furnish the  following  information  with  respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

                  (1) The source of quotations used to determine the value of portfolio securities.
                  (2) Whether opening, closing, bid, asked or any other price is used.
                  (3) Whether price is as of the day of sale or as of any other time.
                  (4) A brief description of the methods used by registrant for determining other assets and
                           liabilities   including   accrual  for  expenses  and
                           taxes (including  taxes on  unrealized appreciation).
                  (5) Other items which registrant adds to the net asse value in computing offering price of its securities:
                  (6)      Whether  adjustments  are  made  for  fractions;
                           (i)  before adding distributor's  compensation
                           (load); and
                           (ii) after adding distributor's compensation (load).

                           Premium payments transferred to the Separate Account are allocated to the Sub-Accounts of the Separate Account in accordance with instructions received from the applicant. The amount allocated to each Sub-Account will be invested at current net asset value in the shares of the corresponding Portfolio in which that Sub-Account invests.

                           The Separate Account value will fluctuate in accordance with the investment results of the
                           Sub-Accounts. The Separate Account Value on any Valuation Day is calculated by multiplying the number of shares credited to the Policy in each Sub-Account as of the Valuation Day by the then Unit Value of that Sub-account and then summing the result for all Sub-Accounts credited to the Policy, the value of the Fixed Account credited to the Policy and the value of any loan account established for the Policy.

         (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form:
                  (1)      Value of portfolio securities
                  (2)      Value of other assets
                  (3)      Total (1 plus 2)
                  (4)      Liabilities (include accrued expenses and taxes)
                  (5)      Value of net assets (3 minus 4)
                  (6)      Other charges

                           (a)      odd lot premiums
                           (b)      brokerage commissions
                           (c)      fees for administration
                           (d)      fees for custodian or trustee
                           (e)      fees for registrar or transfer agent
                           (f)      transfer taxes
                           (g)      reserves
                           (h)      others
                           (i)      total, 6(a) through 6(h), inclusive
                  (7)      Adjusted  value of net assets (5 plus 6(i))
                  (8)      Number of units outstanding
                  (9)      Net asset value per unit (four decimals)
                           (a)      excluding other charges (5 divided by 8)
                           (b)      including other charges (7 divided by 8)
                  (10)     Adjustment of 9(b) for fractions
                  (11)     Adjusted net asset value per unit
                  (12)     Offering price (show four decimals.)
                  (13)     Adjustment of 12 for fractions
                  (14)     Offering price
                  (15) Accumulated undistributed income per unit (if not included in 3 and 9)
                  (16)     Adjusted price (14 plus 15)
                  (17)     Effective load per unit
                           (a)      In dollars (16 - [9(a) + 15])
                           (b)      In percentage (17(a) of [9(a) + 15])
                           (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                                    As of the filing date, the Policies have not been offered to the public.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

         (a)      by whose action redemption rights were suspended.
         (b) the number of days' notice given to security holders prior to suspension of redemption rights. (c) reason for suspension.
         (d)      period during which suspension was in effect.

                  Not applicable. Distributions of the Policies has not yet commenced.

Redemption Valuation of Securities of the Trust

46.          (a)  Furnish the  following  information  with  respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

                  (1) The source of quotations used to determine the value of portfolio securities.
                  (2) Whether opening, closing, bid, asked or any other price is used.
                  (3) Whether price is as of the day of sale or as of any other time.
                  (4) A brief description of the methods used by registrant for determining other assets and
                           liabilities   including   accrual  for  expenses  and
                           taxes   (including  taxes  on  unrealized
                           appreciation).
                  (5) Other items which registrant adds to the net asset value in computing offering price of its securities:
                  (6)      Whether adjustments are made for fractions;

                           The Sub-Accounts invest only in shares of the Underlying Portfolios. Shares of each are sold and redeemed at their net asset value as next computed after receipt of the purchase or redemption order. Redemptions are made to pay monthly charges assessed against the Policy and for surrenders, loans and partial withdrawals requested by Policy Owners. Each purchase or redemption by a Policy Owner is confirmed in a written statement of the number of shares purchased or redeemed and the aggregate number of shares currently held by the respective Sub-Accounts with respect to the Policy in question. See also response to item 44(a).

                           Investors Partner will pay any death benefit, withdrawal, surrender value or loan within seven days after it receives the last required form or request (and, with respect to the death benefit, any other documentation that may be required). If Investors Partner does not have information about the desired manner of payment within seven days after the date Investors Partner receives notification of the insured person's death, Investors Partner will pay the proceeds as a single sum, normally within seven days thereafter.

                           Investors Partner reserves the right to defer payment of that portion of the account value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

                           Investors Partner reserves the right to defer payment of any death benefit, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted; (b) an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (c) the SEC by order permits the delay for the protection of Policy Owners. Transfers and allocations of account value among the investment options may also be postponed under these circumstances. If Investors Partner needs to defer calculation of Separate Account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that Investors Partner computes.

                           Investors Partner may challenge the validity of the insurance Policy based on any material misstatements made to Investors Partner in the application for the Policy. Investors Partner cannot make such a challenge beyond certain time limits that are specified in the Policy.

         (b) Furnish a specimen schedule showing the components of the redemption price to holders of the trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form:

                  (1)      Value of portfolio securities
                  (2)      Value of other assets
                  (3)      Total (1 plus 2)
                  (4)      Liabilities (include accrued expenses and taxes)
                  (5)      Value of net assets (3 minus 4)
                  (6)      Other charges
                           (a)      odd lot premiums
                           (b)      brokerage commissions
                           (c)      fees for administration
                           (d)      fees for custodian or trustee
                           (e)      fees for registrar or transfer agent
                           (f)      transfer taxes
                           (g)      reserves
                           (h)      others
                           (i)      total, 6(a) through 6(h), inclusive
                  (7)  Adjusted  value of net assets (5 plus 6(i))
                  (8)  Number of units outstanding
                  (9)  Net asset value per unit (four decimals)
                           (a)      excluding other charges (5 divided by 8)
                           (b)      including other charges (7 divided by 8)
                  (10)     Adjustment of 9(b) for fractions
                  (11)     Adjusted net asset value per unit
                  (12)     Redemption charge
                  (13)     Adjustment redemption price
                  (14) Accumulated undistributed income per unit (if not included in 3 and 9)
                  (15)     Actual redemption price (13 plus 14)
                  (16)     Effective redemption fee per unit
                           (a)      In dollars (9(a) + (14) - (15))
                           (b)      In percentage (16(a) of (9)(a) + (14))

                                    Not applicable. Policies have not yet been offered or sold.

Purchase and Sale of Interests in Underlying Securities From and to Security Holders

47. Furnish a statement as to the procedure with respect to maintenance of a position in the underlying securities or interest in the underlying securities, the extent and nature thereof, and the person who maintains such a positions. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

         See the response to item 46 which is incorporated herein by reference.


               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:

         (a)      Name and principal business address.
         (b)      Form of organization.
         (c) State or other sovereign power under the laws of which the trustee or custodian was organized.
         (d)      Name of governmental supervising or examining authority.

                  Not applicable.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

         Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

         Not applicable.


                     VI. INFORMATION CONCERNING INSURANCE OF
                              HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

         (a)      The name and address of the insurance company.

                  Investors Partner Life Insurance Company
                  200 Clarendon Street
                  Boston, Massachusetts02117

         (b)      The types of Policies and whether individual or group
                  Policies.

                  The Policies are flexible premium variable life insurance Policies and are currently issued only on an individual basis.

         (c)      The types of risks insured and excluded.

                  The Policy's primary purpose is to provide lifetime protection against economic loss due to the death of the insured person.

         (d)      The coverage of the Policies.

                  While the Policy remains in force, it provides for a death benefit on the life of the Insured.

         (e) The beneficiaries of such Policies and the uses to which the proceeds of Policies must be put.

                  The Policy Owner may designate more than one primary or contingent Beneficiary. There are no limitations on the beneficiaries as to the use of proceeds.

         (f)      The terms and manner of cancellation and of reinstatement.


                  See  the   responses  to  items  10(c)  and  10(e)  which  are
                  incorporated herein by reference.

         (g) The method of determining the amount of premiums to be paid by holders of securities.

                  The amount Investors Partner requires as the first premium depends upon the specifics of the Policy and the insured person. Except as noted below, the Policy Owner can make any other premium payments he or she wishes at any time. That is why the Policy is called a "flexible premium" Policy.

                  MAXIMUM PREMIUM PAYMENTS. Federal tax law limits the amount of premium payments a person can make relative to the amount of a Policy's insurance coverage. Investors Partner will not accept any amount by which a premium payment exceeds the maximum. If the Policy Owner exceeds certain other limits, the law may impose a penalty on amounts the Policy Owner may take out of his or her Policy. Investors Partner will monitor the Policy Owner's premium payments and let the Policy Owner know if he or she is about to exceed this limit. Investors Partner may refuse to accept any amount of an additional premium if:
                  - that amount of premium would increase Investors Partner insurance risk exposure, and
                  - the insured person does not provide Investors Partner with adequate evidence that he or she continues to meet Investors Partner's requirements for issuing insurance.

                  In no event, however, will Investors Partner refuse to accept any premium necessary to prevent the Policy from terminating.

                  WAYS TO PAY PREMIUMS. If the Policy Owner pays premiums by check or money order, they must be drawn on a U.S. bank, in U.S. dollars and made payable to "Investors Partner Life Insurance Company". Premiums after the first must be sent to the Investors Partner Servicing Office at one of the named addresses.
                  Investors Partner will also accept premiums:
                  - by wire or by exchange from another insurance company,
                  - via an electronic funds transfer program (any Policy Owner interested in making monthly premium payments must use this method), or
                  - if Investors Partner agrees to it, through a salary deduction plan with the Policy Owner's employer.

                  PLANNED PREMIUMS. The Policy Specifications page of the Policy will show the "Planned Premium" for the Policy. The Policy Owner chooses this amount in the Policy application. The premium reminder notice Investors Partner sends the Policy Owner is based on this amount. The Policy Owner will also choose how often to pay premiums-- annually, semi-annually, quarterly or monthly. However, payment of Planned Premiums is not necessarily required. The Policy Owner need only invest enough to keep the Policy in force.

         (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

                  Not applicable. Distributions of the Policies has not yet commenced.

         (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

                  Not applicable

         (j)      The  substance  of  any  other  material   provisions  of  any
                  indenture or agreement of the trust relating to insurance.

                  Not applicable.


                            VII. POLICY OF REGISTRANT

 52.     (a)      Furnish the substance of the provisions of any
                  indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                  See response to item 10(g)(1) which is incorporated herein by reference.

         (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

                  (1)      Title of security.
                  (2)      Date of elimination.
                  (3)      Reasons for elimination.
                  (4) The use of the proceeds from the sale of the eliminated security.
                  (5)      Title of security substituted, if any.
                  (6) Whether depositor, principal underwriter, trustee or custodian or any affiliated person of the foregoing were involved in the transaction.
                  (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

                           Not applicable. Distribution of the Policies has not yet commenced.

         (c)      Describe   the  Policy  of  the  trust  with  respect  to  the
                  substitution and elimination of the underlying securities of the trust with respect to:

                  (1) the grounds for elimination and substitution;
                  (2) the type of securities  which may be  substituted  for any underlying  security;
                  (3) whether  the  acquisition  of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a Policy of concentration of investment in a particular industry or group of industries;
                  (4) whether such substituted  securities may be the securities of another  investment  company;  and
                  (5) the substance of the provisions  of any indenture or
                      agreement which authorize or restrict the Policy of the registrant in this regard.

                      See response to item 10(g)(1) which is incorporated herein by reference.

         (d) Furnish a description of any Policy (exclusive of Policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of Fundamental Policy and which is elected to be treated as such.

                  None.

Regulated Investment Company

53.      (a)      State the taxable status of the trust.

                  Investors Partner is taxed as a life insurance company under the Internal Revenue Code (the "Code"). Since the Separate Account is not a separate entity from Investors Partner and its operations forms a part of Investors Partner, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code. Investors Partner may, however, incur state and local taxes (in addition to premium taxes). If there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Separate Account may be made under the Policies.

         (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code, and state its present intention with respect to such qualifications during the current taxable year.

                  Not applicable.  The Separate Account was not operational.


                   VIII. FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment certificates furnish the following information with respect to each class or series of its securities: [Chart omitted]

         Not applicable.

55. If the trust is the issuer of periodic payment certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust. [Chart omitted.]

         Not applicable.

56. If the trust is the issuer of periodic payment certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust. [Chart omitted.]

         Not applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment certificate currently being issued by the trust.

         Not applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment certificate outstanding as at the latest practicable date.

         Not applicable.

59. Financial statements shall be filed in accordance with the instructions given below. [Instructions omitted.]

FINANCIAL STATEMENTS OF THE TRUST

         No financial statements are filed herewith for the Registrant because it has not yet commenced operations, has no assets or liabilities and has not received any income or incurred any expenses. Financial statements will be included in an Amended Registration Statement listed on Form S-6 filed by the registrant pursuant to the Securities Act of 1933.

FINANCIAL STATEMENTS OF THE DEPOSITOR

         The financial statements of Investors Partner will be included in an Amended Registration Statement listed on Form S-6 filed by the registrant pursuant to the Securities Act of 1933.


                                  IX. EXHIBITS

A. (1) through (11) are hereby incorporated by reference to Form S-6 filed with the Securities and Exchange Commission contemporaneously herewith.

B.       (1)      Not applicable.
         (2)      Not applicable.

C.       Not applicable.

                                   SIGNATURES
                                   ----------


                Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the registrant has caused this registration statement to be duly signed on behalf of the registrant in the City of Boston, and the Commonwealth of Massachusetts on the 28th day of January, 1999.



                              SEPARATE ACCOUNT IPL-1


                              By: Investors Partner Life Insurance Company

                              By:/WILLIAM A. BLACK/
                              ---------------------
                                 William A. Black
                                 Vice Chairman of the Board


Attest:      /RANDI M. STERRN/
             -----------------
             Randi M. Sterrn
             Vice President